UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-09120

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

LONG ISLAND ELECTRIC UTILITY SERVCO LLC
INCENTIVE THRIFT PLAN I

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
80 PARK PLAZA
NEWARK, NEW JERSEY 07102

LONG ISLAND ELECTRIC UTILITY SERVCO LLC
INCENTIVE THRIFT PLAN I

TABLE OF CONTENTS

Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1-2

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits (Modified Cash Basis) as of December 31, 2023 and 2022	3

Statement of Changes in Net Assets Available for Benefits (Modified Cash Basis) for the Year Ended December 31, 2023	4

NOTES TO FINANCIAL STATEMENTS (Modified Cash Basis) As of December 31, 2023 and 2022 and for the Year Ended December 31, 2023	5-12

SUPPLEMENTAL SCHEDULE Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (Modified Cash Basis) as of December 31, 2023	13

SIGNATURE	14

EXHIBIT INDEX	15

All other schedules required by Section 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Committee, Plan Administrator, and Participants of Long Island Electric Utility ServCo LLC Incentive Thrift Plan I:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Long Island Electric Utility ServCo LLC Incentive Thrift Plan I (the “Plan”) as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2023, and the related notes (collectively referred to as, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan as of December 31, 2023 and 2022 and the changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2023, in conformity with the modified cash basis of accounting described in Note 2.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Modified Cash Basis of Accounting

As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a basis of accounting other than accounting principles generally accepted in the United States of America. Our opinion is not modified with respect to this matter.

Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (held at end of year) (modified cash basis) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Kronick Kalada Berdy & Co., P.C.
We have served as the Plan’s auditor since 2015.
Kingston, Pennsylvania
June 26, 2024

LONG ISLAND ELECTRIC UTILITY SERVCO LLC
INCENTIVE THRIFT PLAN I

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS (MODIFIED CASH BASIS)

	As of December 31,
	2023	2022
	(Thousands)
ASSETS
Investment at Fair Value:
Plan Interest in Master Employee Benefit Plan Trust (Note 3)	$296,924	$241,779
Total Investment	296,924	241,779
Receivable:
Notes Receivable from Participants	3,925	3,602
Total Receivable	3,925	3,602
Total Assets	300,849	245,381
LIABILITIES	—	—
NET ASSETS AVAILABLE FOR BENEFITS	$300,849	$245,381

See Notes to Financial Statements.

LONG ISLAND ELECTRIC UTILITY SERVCO LLC
INCENTIVE THRIFT PLAN I

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (MODIFIED CASH BASIS)
YEAR ENDED DECEMBER 31, 2023

(Thousands)
ADDITIONS
Change in Plan Interest of Master Employee Benefit Plan Trust	$42,081
Interest on Notes Receivable from Participants	186
Total Net Investment Income	42,267
Deposits and Contributions
Participants	16,921
Employer	10,398
Rollovers	1,800
Total Deposits and Contributions	29,119
Total Additions	71,386
DEDUCTIONS
Benefit Payments to Participants	16,607
Administrative Expenses	90
Total Deductions	16,697
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS, PRIOR TO TRANSFERS	54,689
Transfers from Other Plan - Net	779
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	55,468
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of Year	245,381
End of Year	$300,849

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)
1.    DESCRIPTION OF THE PLAN

General

The following description of the Long Island Electric Utility ServCo LLC Incentive Thrift Plan I (“Plan”) is provided for general information purposes only. Participants should refer to the Summary Plan Description for more information.

The Plan is a defined contribution retirement plan covering substantially all non-bargaining unit employees of Long Island Electric Utility ServCo LLC (“ServCo”) and ServCo is an indirect subsidiary of Public Service Enterprise Group Incorporated (“PSEG”). The ServCo Employee Benefits Committee (“Benefits Committee”) is the Named Fiduciary of the Plan responsible for controlling and managing its operation and administration ("Plan Administrator"). The ServCo Pension Investment Committee is the Named Fiduciary of the Plan responsible for management of the Plan investments and the selection and monitoring of the funds offered under the Plan. The Vanguard Group Inc. (“Trustee”) is responsible for the custody of the Plan’s assets. Vanguard Participant Services is the recordkeeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan’s assets are held in a trust account by the Trustee and consist of a divided interest in an investment account of the Master Employee Benefit Plan Trust (“Master Trust”), a Master Trust established by ServCo and administered by the Trustee.

Contributions and Investment Options

Each Participant enters into a contribution agreement in order to make pre-tax contributions and/or Roth 401(k) contributions (together “Elective Contributions”) and/or after-tax contributions, subject to certain Internal Revenue Code (“IRC”) limitations. A Participant may elect to make after-tax contributions from 1% to 15% of their annual eligible compensation. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan. Automatically enrolled participants have their before tax contribution deferral rate set to 6% of eligible compensation after approximately 45 days of hire if they do not affirmatively elect otherwise. Until changed by the participant, their contributions are invested in the Plan's default investment option. The combined limit for Elective Contributions and after-tax contributions cannot exceed 50% of the Participant’s annual eligible compensation. Participants may also rollover to the Plan eligible rollover distributions from other qualified plans and certain Individual Retirement Accounts. The employer may also make a qualified non-elective contribution (“QNEC”) to the Plan.

ServCo will make matching contributions (“Matching Contributions”) equal to 50% of the Elective Contributions and/or after-tax contributions made by each Participant, which do not exceed the first 8% of the Participant’s annual eligible compensation. Matching Contributions begin after that Participant has completed three months of service, as defined in the Plan.

ServCo also provides additional contributions (“Core Contributions”) to Participants who are not currently eligible to participate in benefits under the Long Island Electric Utility ServCo LLC Retirement Income Plan. Core Contributions begin after that Participant has completed three months of service, as defined in the Plan. Core Contributions are based on the Participant’s age and years of service. Years of service include service with National Grid for Transition Employees. For Participants who were hired on January 1, 2014 and had a termination date from the Long Island Power Authority (“LIPA”) on December 31, 2013, years of service include service with LIPA. For Participants who move to ServCo from another PSEG entity, years of service

NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)
include service with that entity after January 1, 2014 and LIPA Power Market Transition Employees who commenced participation in the plan on or about January 1, 2015.

Participants may direct the investment of their accounts into various investment options offered by the Plan through the Master Trust. The Plan offers investment options in the Common Stock of PSEG ("PSEG Share Fund"), which has been designated as an Employee Stock Ownership Plan under section 4975(e) of the Code, and mutual funds consisting of various target-date funds, commingled bonds, and other collective investment funds.

Participant Accounts

Individual accounts are maintained for each Participant. Each Participant’s account consists of (a) Participant’s contributions, (b) Matching Contributions, (c) Core Contributions, if applicable, (d) applicable QNEC contributions, (e) earnings and/or losses, and (f) specific Participant transactions. The Participant’s account is reduced for certain administrative expenses. The benefit to which a Participant is entitled upon disability, retirement or termination of service, as applicable, or a beneficiary upon the death of a Participant, is the benefit that can be provided from the Participant’s vested account.

Dividends on PSEG Common Stock held in the accounts of Participants who have elected to participate in the PSEG Share Fund will be reinvested in the PSEG Share Fund.

Notes Receivable from Participants

Except as discussed in the following paragraph, Participants may borrow from their Plan accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance at the time the loan is originated. The loans are secured by the balance in the Participant’s account and existing loans bear interest at rates that at December 31, 2023, ranged from 3.25% to 8.50% which were commensurate with local prevailing rates at the time that the loan was originated, as determined, at such time by the Benefits Committee. Principal and interest is paid ratably through payroll deductions.

Participants may have no more than two loans outstanding at any one time.

These notes receivable are measured at their unpaid principal balances plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when incurred. Delinquent loans are reclassified as distributions based upon terms of the Plan document.

Payment of Benefits

Upon disability, retirement, or termination of service, a Participant may elect to receive an amount equal to the value of the vested interest in their account in either a total or partial lump-sum payment, or through various periodic installment methods (not less frequently than annually). If a Participant’s account balance is less than $1,000 at the time of termination or anytime thereafter, the Participant will receive an automatic lump-sum payment for the entire account balance. For termination due to death, the Participant’s beneficiary will receive a lump-sum distribution equal to the value of the Participant’s vested interest in their account. If a Participant is no longer working for ServCo or any member of the controlled group of corporations and has a balance in the Plan, they must begin to receive distributions from their account no later than April 1 following the calendar year in which they reach age 73.

NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)
A Participant who is an employee and who has attained age 59½ may withdraw all or a part of their vested account. A Participant who is currently an employee and who has not attained age 59½ may withdraw all or part of their after-tax contributions and/or vested Matching Contributions that have been in the Plan for more than two years. Elective Contributions may not be withdrawn during employment prior to age 59½ except for reasons of extraordinary financial hardship and to the extent permitted by the IRC (“hardship withdrawals”). Hardship withdrawals are subject to taxes and penalties. Employees cannot withdraw Core Contributions before age 59½.

Vesting

All Participant contributions are always 100% vested in the Plan. Matching and Core Contributions to a Participant's account are vested upon a Participant's completion of three years of service, or when a Participant reaches the age of 65, is disabled or dies. Years of service include service with National Grid, LIPA and another PSEG entity, as described above.
Plan Amendments

The Plan was amended as of December 31, 2023 to change the age for which a Participant must take required minimum distributions from age 72 to age 73 effective January 1, 2023.

Forfeitures

Any nonvested contributions in a Participant’s Account are forfeited upon the Participant’s date of termination from ServCo, and shall be used to pay Plan expenses or reduce subsequent employer contributions. If such former Participant is rehired before incurring five consecutive one-year breaks-in-service, then such non-vested portion of the Participant’s Account will be reinstated and the Participant’s right thereto will be determined as if the Participant had not terminated employment, provided that the Participant repays to the Plan the amount of any distribution paid to them resulting from the severance from employment.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the modified cash basis of accounting, which is a basis of accounting other than generally accepted accounting principles in the United States (“GAAP”). The modified cash basis of accounting utilizes the cash basis of accounting while carrying investments at fair value and recording investment income or loss on the accrual basis.

Use of Estimates

The preparation of financial statements requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan permits Participants to select from among various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of

NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)
investment securities will occur in the near-term and that such changes could materially affect Participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investment is in the Master Trust. The investments maintained in the Master Trust are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market Participants at the measurement date. The Plan's Investment Committee determines the Plan's valuation policies utilizing information provided by its investment advisers, trust, and insurance company. See Note 4 for a discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefit payments to Participants are recorded when paid.

Administrative Expenses of the Plan

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by ServCo. Expenses that are paid by ServCo are excluded from these financial statements. Fees related to the administration of notes receivable from Participants are charged directly to the Participant's account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments. Certain expenses incurred with the general administration of the Plan, including taxes and brokerage costs, are recorded in the accompanying Statement of Changes in Net Assets Available for Benefits. Certain administrative functions performed by the officers and employees of ServCo are paid by the Employers (Note 6).

Subsequent Events

The Plan has evaluated the effects of events that have occurred subsequent to December 31, 2023, through the filing date of this Form 11-K.

3.    INVESTMENT OF THE PLAN AND THE LONG ISLAND ELECTRIC UTILITY SERVCO LLC INCENTIVE THRIFT PLAN II (THRIFT PLAN II) IN THE MASTER TRUST

Use of the Master Trust permits the commingling of trust assets with the assets of the Thrift Plan II for investment and administrative purposes. The Thrift Plan II is a defined contribution retirement plan available to represented employees of ServCo. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net assets and net income or loss of the investment account to the respective participating plans. The net assets and the net investment income or loss of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans. Assets and investment income of the Master Trust consist of:

NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)

	As of December 31,
	2023	2022
	(Thousands)
Investments of Master Trust at Fair Value:
Mutual Funds	$114,750	$103,800
Collective Investment Trusts	506,415	418,104
Commingled Bonds	13,066	11,970
Common Stock of PSEG*	9,682	9,942
Total Investments	$643,913	$543,816

		For the Year Ended
		December 31, 2023
		(Thousands)
Investment Income of Master Trust:
Net Appreciation in Fair Value of Mutual Funds		$12,669
Net Appreciation in Fair Value of Collective Investment Trusts		74,040
Net Appreciation in Fair Value of Commingled Bonds		693
Net Appreciation in Fair Value of Common Stock of PSEG*		47
Dividends from Common Stock of PSEG*		363
Total Investment Income, Net		$87,812

* Permitted party-in-interest transactions.

The changes in net assets of the Master Trust for the year ended December 31, 2023 are summarized as follows:

(Thousands)
Changes in Net Assets:
Net Appreciation of Investments	$87,449
Dividends from Common Stock of PSEG*	363
Net Investment Income, Net	87,812

Administrative Expenses	(216)
Net Transfers	12,501
Increase in Net Assets	100,097

Net Assets:
Beginning of Year	543,816
End of Year	$643,913

NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)
As of December 31, 2023 and 2022, the Plan’s interests in the assets of the Master Trust were as follows:

	As of December 31,
	2023	2022
	(Thousands)
Plan Interest in Master Employee Benefit Plan Trust:
Mutual Funds	$47,636	$39,694
Collective Investment Trusts	236,422	189,729
Commingled Bonds	6,612	6,097
Common Stock of PSEG*	6,254	6,259
Total Investments	$296,924	$241,779

* Permitted party-in-interest transactions.

4.    FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB Accounting Standard Codification 820 are described as follows:

•Level 1—Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
•Level 2—Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
•Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following tables present information about the Master Trust’s investments measured at fair value on a recurring basis as of December 31, 2023 and 2022, including the fair value measurements and the levels of inputs used in determining those fair values.

NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)

	Assets at Fair Value Measurements as of December 31, 2023
Description	Total	Quoted Market Prices for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Thousands)
Mutual Funds	$114,750	$114,750	$—	$—
Collective Investment Trusts	506,415	506,415	—	—
Commingled Bonds	13,066	13,066	—	—
Common Stock of PSEG*	9,682	9,682	—	—
Total Investment in Master Trust at Fair Value	$643,913	$643,913	$—	$—

	Assets at Fair Value Measurements as of December 31, 2022
Description	Total	Quoted Market Prices for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Thousands)
Mutual Funds	$103,800	$103,800	$—	$—
Collective Investment Trusts	418,104	418,104	—	—
Commingled Bonds	11,970	11,970	—	—
Common Stock of PSEG*	9,942	9,942	—	—
Total Investment in Master Trust at Fair Value	$543,816	$543,816	$—	$—

* Permitted party-in-interest transactions.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2023 and 2022.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Collective Investment Trusts: Have a NAV published daily. The Funds are redeemable daily without restrictions on purchases or redemptions.

Commingled bonds: Have a readily determinable fair value as the funds’ NAV is priced and published daily.  The funds are redeemable daily, without restriction, and are, therefore, considered Level 1.

Common Stock of PSEG: Valued at the closing price reported on the active market on which the individual security is traded.

NOTES TO FINANCIAL STATEMENTS (MODIFIED CASH BASIS)
5.    TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed ServCo by a letter dated April 14, 2015, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter to adopt IRS required amendments in connection with issuing the determination letter, the Plan Administrator and the Benefits Counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

The Plan Administrator is currently performing an internal audit of the Plan. The Plan Administrator will correct the errors, if any, that are discovered during the audit in accordance with the IRS correction program.
If appropriate under the IRS correction program, the Plan Administrator will file a Voluntary Correction
Program submission with the IRS.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator evaluates tax positions taken by the Plan and recognizes a tax liability for any uncertain position that more likely than not would be sustained upon examination by the IRS.

6.    RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are in the Common Stock of PSEG. Since PSEG is the parent of ServCo, the Plan Sponsor, these transactions qualify as party-in-interest transactions. Certain administrative functions are performed by the officers and employees of ServCo (who may also be Participants in the Plan) at no cost to the Plan.

As of December 31, 2023 and 2022, the Master Trust held approximately 158,339 and 162,275 shares, respectively, of PSEG Common Stock, with a market value per share of $61.15 and $61.27, respectively.

For the year ended December 31, 2023, the Master Trust recorded dividend income of approximately $363,426 from PSEG Common Stock.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory or administrative exemptions from ERISA’s rules on prohibited transactions.

7.    PLAN TERMINATION

Although it has not expressed any intent to do so, ServCo has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, Participants will become 100% vested in their employer contributions.

LONG ISLAND ELECTRIC UTILITY SERVCO LLC
INCENTIVE THRIFT PLAN I
PLAN No. 002, EIN No. 45-4652143

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(MODIFIED CASH BASIS)
DECEMBER 31, 2023
(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value

*	Various Participants	Participant Loans (maturing 2024 to 2045 at interest rates of 3.25% to 8.50%), secured by Participant accounts	**	$3,925,334

*    Permitted party-in-interest transactions.
**    Cost information is not required for Participant-directed investments and loans, and therefore is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

Long Island Electric Utility ServCo LLC
Incentive Thrift Plan I
(Name of Plan)

By:   /s/ Sheila Rostiac
Sheila Rostiac
Chairperson of Employee
Benefits Committee

Date: June 26, 2024

EXHIBIT INDEX

Exhibit Number

23.1	Consent of Independent Registered Public Accounting Firm